Exhibit (a)(16)
Day 39 internal Q and A
What has happened?
We have published our second formal rejection of Kraft’s offer. The Board gave more reasons why it has rejected Kraft’s offer. The document also summarised our expected outstanding 2009 performance.
What happens next?
On Thursday, 14 January we will share more details of our 2009 performance.
Kraft has until Tuesday 19 January (Day 46) to revise its offer and has extended the deadline for shareholder responses to 2 February (Day 60). In the meantime, our Chairman and senior management team led by Todd Stitzer and Andrew Bonfield will continue dialogues with investors to explain why our Board believes they should reject Kraft’s offer.
If another formal offer is tabled by a new offeror, this would usually have the effect of re-setting Kraft’s offer timetable so that Kraft and the new offeror are bound by the timetable for the new offeror. Kraft and any new offeror would therefore have further time to revise their offers.
Is it fair to say that we are now restricted from communicating anything new to shareholders and Kraft has the final say?
Our Board can still respond to any new offer from Kraft and it can still make its existing case to shareholders. We are only restricted from releasing material new information such as financial forecasts or results. We’ve made a very compelling case to our shareholders regarding the exceptional future for Cadbury and why they should reject Kraft’s offer. It’s now up to Kraft to try to make a case to shareholders that they should give up their Cadbury shares in return for the current or any revised offer from Kraft.
What’s the difference between this document and the document we sent to shareholders in December?
The response document we published on 14 December, 2009 focused on Cadbury being a pure play, stand alone confectionery company and our upgraded performance targets. This second response document provides further information on Cadbury including preliminary details of our 2009 performance as well as highlights perceived weaknesses of Kraft’s business and track record, particularly in comparison with Cadbury.
Has Kraft changed the price?
No, Kraft has not changed the price of its offer but announced on 5 January that it will give to shareholders who accept the offer and elect to receive the “Partial Cash Alternative” an estimated 60p per share in cash instead of a portion of the Kraft shares that would have otherwise been part of the offer consideration. The exact terms of the alternative have not yet been made clear.
What is the value of the Kraft offer?

The implied value (based on the closing price of US$ [26.71] for a Kraft share on [8 January 2010] and an exchange rate of US$[1.62185] to £1.00) was [726] pence [(£7.26)] for each Cadbury share
[To be updated for latest share price and fx rate movements]
I have received the offer document from Kraft. What should I do?
As set out in the formal response documents, your Board, which has been so advised by Goldman Sachs International, Morgan Stanley & Co. Limited and UBS Investment Bank (“the Advisers”), believes that Kraft’s offer substantially undervalues Cadbury. In providing their financial advice to the Board, the Advisers have taken into account the Board’s commercial assessment. Accordingly, the Board unanimously recommends that you should take no action in relation to the offer and do not sign any document which Kraft or its advisers send to you. Your Directors will not be accepting Kraft’s offer in respect of their own beneficial shareholdings.
In the package that I received from Kraft there is an acceptance form. What do I do with this?
This is a form to accept the Kraft offer and should be filled in only if you wish to accept the Kraft offer. If you do not want to accept the Kraft offer then do not fill in the form. As this is a financial decision we recommend that if you are in any doubt about what action to take, please contact your financial advisor.
As set out in the formal response documents, your Board, which has been so advised by Goldman Sachs International, Morgan Stanley & Co. Limited and UBS Investment Bank (“the Advisers”), believes that Kraft’s offer substantially undervalues Cadbury. In providing their financial advice to the Board, the Advisers have taken into account the Board’s commercial assessment. Accordingly, the Board unanimously recommends that you should take no action in relation to the offer and do not sign any document which Kraft or its advisers send to you. Your Directors will not be accepting Kraft’s offer in respect of their own beneficial shareholdings.
If I want to reject the offer, what should I do?
If you want to reject the offer you should take no action.
Can I be forced to sell my shares to Kraft/accept the offer?
You can only be forced to sell your shares if an offeror acquires 90% or more of the shares in Cadbury and chooses to exercise its right under UK law to purchase the remainder.
Can Kraft increase its offer price?
Under UK Takeover Code rules, Kraft is able to revise its offer until Tuesday 19 January. Kraft can increase but not decrease its offer price.
After this date, Kraft will not normally be able to revise its offer terms unless a new offer is tabled for Cadbury by another offeror. If another formal offer is tabled by a new offeror, this would usually have the effect of re-setting Kraft’s offer timetable so that Kraft and the new offeror are bound by the timetable for the new offeror. Kraft and the new offeror would therefore have further time to revise their offers.
What would happen if another company put an offer in?
Cadbury’s Board is legally obliged to review all offers and proposals. If there is a proposal which merits disclosure, the Board will communicate appropriately.
Do you think another company will enter the bidding?
We can not comment on what other companies may or may not decide to do.
The press has referred to this as a hostile take-over bid. What does that mean?
A hostile takeover bid is when an approaching company seeks to buy a target company without the support of the target company’s Board.
Why does the Board believe that Kraft undervalues Cadbury?
The reasons for the Board’s rejection of the offer are set out in Cadbury’s response documents of 14 December 2009 and 12/14 January 2010.